Exhibit 10.8

Stone Energy	P.O. Box 52807
Lafayette, Louisiana 70505
625 East Kaliste Saloom Road
Lafayette, Louisiana 70508
Telephone (337) 237-0410
Fax: (337) 521-2072
December 2, 2008
Dr. David H. Welch
809 Richland Avenue
Lafayette, Louisiana 70508
Dear Dave:
     This letter serves to confirm certain aspects of Stone Energy Corporation’s (the “Company’s”) offer of continued employment to you for the positions of President and Chief Executive Officer (“CEO”) of the Company.
     The following represents the terms and conditions of this offer:
1.	Your annual base salary shall be $520,000.00 in 2008. Your base salary shall be reviewed by the Company’s Board of Directors (the “Board”) (or a committee thereof) on an annual basis, and, in the sole discretion of the Board (or such committee), your annual base salary may be increased, but not decreased, for each successive year. You will also be eligible to participate in the Company’s annual incentive compensation plan, sometimes referred to as the bonus plan, with the annual amount to be determined by performance and market comparison. In addition, you will be eligible to receive all pension, welfare and other similar employee benefits that are provided to similarly situated executives at the Company.

2.	It is contemplated that you shall be eligible to receive awards of restricted stock and stock options annually during employment, subject to and based on performance and market comparison.

3.	After you have completed five (5) consecutive years of employment with the Company as President and CEO, the Board (or a committee thereof) will agree that you shall not be required to forfeit upon your retirement any unvested stock options that were granted to you or any restricted shares of the Company’s stock that were granted to you by virtue of your ceasing to be an employee of the Company, that is, you will not forfeit the options and/or shares, and the options

December 1, 2008

will continue to vest and the restrictions will continue to lapse without your being an employee.

4.	If this Agreement is terminated (i) by the Board for other than Cause (as defined in the Company’s Executive Change in Control Severance Policy) or (ii) by you for Good Reason (as defined in the Company’s Executive Change in Control Severance Policy) in connection with or within twenty-four (24) months after a Change in Control (as defined in the Company’s Executive Change in Control Severance Policy), subject to executing a release satisfactory to and in favor of the Company (the “Release”), you will receive a lump sum cash severance payment equal to 2.99 times the sum of (a) your annual base salary calculated using the annual salary rate in effect at the time of termination (or, if higher, your annual base salary in effect on the date of a Change in Control) and (b) any target bonus at the one hundred percent (100%) level for which you are eligible for the fiscal year in which your termination occurs, with such lump sum cash severance payment to be paid to you on the date that is 60 days after the date of your termination. As a condition to the receipt of this lump sum cash severance payment, you must first execute a Release, and the Release must be effective and irrevocable within 55 days after the date of your termination. In addition, you will receive any earned but unpaid salary through your date of termination and a pro rata share of your bonus opportunity up to the date of your termination at the then projected year end rate of payout. Further, you will receive outplacement services (up to 5% of your base salary); provided, however, that such outplacement services shall in no event be provided beyond the last day of your second taxable year following your taxable year in which your termination of employment occurred. Any other termination benefits will be managed consistent with current severance practices for non-executive employees. Notwithstanding any provision in this letter to the contrary, if the payment of any amount or benefit under this letter would be subject to additional taxes and interest under Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), because the timing of such payment is not delayed as provided in Section 409A(a)(2)(B)(i) of the Code and the regulations thereunder, then any such payment or benefit that you would otherwise be entitled to during the first six months following the date of your termination of employment with the Company shall be accumulated and paid or provided, as applicable, on the date that is six months after the date of your termination of employment (or if such date does not fall on a business day of the Company, the next following business day of the Company), or such earlier date upon which such amount can be paid or provided under Section 409A of the Code without being subject to such additional taxes and interest. You agree to be bound by the Company’s determination of its “specified employees” (as such term is defined in Section 409A of the Code) in accordance with any of the methods permitted under the regulations issued under Section 409A of the Code.

5.	If any of the payments or benefits received by you, whether or not pursuant to this agreement, will be subject to any tax imposed under section 4999 of the Code

December 1, 2008

(the “Excise Tax”), then the Company shall pay to you an additional amount (“Gross-Up Payment”) such that the net amount retained by you, after deduction of any Excise Tax on the total payments and any federal, state and local income and employment taxes and Excise Tax upon the Gross-Up Payment, shall be equal to the amount you would have otherwise received without such Excise Tax; provided, however, that if it shall be determined that you are entitled to a Gross-Up Payment, but that the total to be paid to you does not exceed one hundred ten percent (110%) of the greatest amount (the “Reduced Amount”) that could be paid to you such that the receipt of the total would not give rise to any Excise Tax, then no Gross-Up Payment shall be made to you and the total payments to you in the aggregate shall be reduced to the Reduced Amount. The reduction of the total payments, if applicable, pursuant to the preceding sentence, shall be made by reducing payments (including reducing a payment to zero) payable in the order in which such payments would be made (beginning with such payment that would be made first in time and continuing, to the extent necessary, through to such payment that would be made last in time). Payment of the Gross-Up Payment, if due hereunder, shall be made no later than the date the Excise Tax is remitted to the applicable tax authorities.

6.	Unless sooner terminated for Cause, the Company agrees to employ you through December 31, 2010. Beginning on December 31, 2008 and on December 31 of each year thereafter, the term of this agreement shall automatically be extended for one year (such that each December 31 shall begin a new three-year term) unless the Board shall give written notice to you that the term shall cease to be so extended in which event this agreement shall terminate on the first anniversary of the date such notice is given.

7.	For all purposes of this letter, you will be considered to have terminated employment with the Company when you incur a “separation from service” with the Company within the meaning of Section 409A(a)(2)(A)(i) of the Code and applicable administrative guidance issued thereunder.

8.	This agreement is entered into under, and shall be governed for all purposes by, the laws of the State of Louisiana. With respect to any claim or dispute related to or arising under this agreement, you hereby consent to the exclusive jurisdiction, forum and venue of the state and federal courts located in Lafayette Parish, Louisiana.

9.	All understandings and agreements preceding the date of this letter and relating to the subject matter hereof are hereby null and void and of no further force and effect, including, without limitation, that certain letter agreement dated January 12, 2006, between the Company and you.
     If the foregoing accurately reflects the basic terms and conditions upon which you would be willing to continue employment, please sign one copy of this letter and return it to the Company, to the attention of Kenneth H. Beer, Senior Vice President and Chief Financial Officer. Unless this letter is signed by you and a copy (by fax or otherwise) is received by the Company by 5:00 p.m. (central time) on December 31, 2008, this letter is withdrawn, void

December 1, 2008

     and without effect.

Very truly yours, STONE ENERGY CORPORATION
By:	/s/ Richard A. Pattarozzi
Richard A. Pattarozzi
Chairman of the Board of Directors

Agreed to and accepted this 8th day of December 2008.
/s/ David H. Welch
DAVID H. WELCH